Mail Stop 6010

August 13, 2008

Jack J. Kogut
Senior Vice President Administration
Northfield Laboratories Inc.
1560 Sherman Avenue
Suite 1000
Evanston, Illinois 60201-4800

        Re: Northfield Laboratories Inc.
                   Amendment No. 2 to
                   Preliminary Proxy Statement on Schedule 14A
                   Filed August 13, 2008
                   File No. 0-24050

Dear Mr. Kogut:

      We have limited our review of your amended filing to the issue we have
addressed in our comment. Where indicated, we think you should revise your document
in response to this comment. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 10

Summary Compensation Table, page 12

We note your response to our prior comment 1 and the related changes to the preliminary
proxy statement. With respect to the compensation for the year 2006, you must either
disclose all amounts in accordance with the new rules or omit all information relating to
that year. You may not disclose some amounts in accordance with the new rules (for

example, salary and bonus) and omit others (option awards). Please revise the Summary Compensation Table accordingly.

*   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Craig A. Roeder
        Christopher Bartoli
        Baker & McKenzie LLP
        One Prudential Plaza, Suite 3500
        130 East Randolph Drive
        Chicago, Illinois 60601